■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JANUARY 10, 2012

EXECUTIVE SUMMARY

U.S. equity markets turned in solid performance in December concluding a difficult year on a positive note. Fixed income markets capped off a very strong year with solid performance in December. Taxable bonds rose +1.1 percent and municipal bonds increased +1.9 percent during the month. The MSCI EAFE Index finished a difficult year with an increase of +3.3 percent in the fourth quarter and a decline of -12.1 percent for the year. Continued investor fear about Europe's sovereign debt issue sent that region into negative territory and weighed down markets around the world. Regarding the U.S. economy, the final estimate of third quarter 2011 real GDP growth was revised down to +1.8 percent from the second estimate of +2.0 percent. Our forecast for a subpar economic recovery remains in place for the U.S. and most other regions of the world. We are selective in Europe and believe that China and emerging markets will continue to be the growth engines for the world. In taxable fixed income portfolios, we expect to become more defensive against the eventual rise in longer term U.S. Treasury yields after Operation Twist comes to a close in the spring. Our investment strategy in municipal portfolios remains focused on income, which is the primary source of return over longer periods of time. Sit Investment Associates' domestic and international equity portfolios are maintaining holdings in diversified, high-quality and growth-oriented common stocks.

UNITED STATES

CURRENT CONDITIONS: THE SUBPAR RECOVERY CONTINUES

U.S. equity markets turned in solid performance in December, concluding a difficult year on a positive note. The S&P 500 index increased +1.0 percent in December, and +2.1 percent for the year. The technology-laden NASDAQ index did not fare as well, falling -0.6 percent in December and -1.8 percent for 2011. Large capitalization stocks outperformed small and medium capitalization issues in December and for the year. However, small and medium cap stocks outperformed in the 4th quarter of 2011.

TOTAL RETURNS TO 12/31/11

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	1.0%	11.8%	-3.7%	2.1%
Dow Jones Ind'l Avg.	1.6	12.8	-0.2	8.4
Russell 1000 Index	0.8	11.8	-4.6	1.5
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-0.6	7.9	-6.1	-1.8
S&P MidCap Index	-0.4	13.0	-9.5	-1.7
Russell 2000 Index	0.7	15.5	-9.8	-4.2
FIXED INCOME				
Barclays Capital Agg. Index	1.1	1.1	5.0	7.8
Barclays Capital Muni Bond Index.	1.9	2.1	6.0	10.7

*price only

Fixed income markets capped off a very strong year with solid performance in December. Taxable bonds rose +1.1 percent and municipal bonds increased +1.9 percent during the month. The table above displays major benchmark returns, and additional detail is provided in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/11

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-0.3%	10.6%	-3.9%	2.6%
Russell 1000 Value	2.0	13.1	-5.2	0.4
MID CAP				
Russell Midcap Growth	-1.5	11.2	-10.3	-1.7
Russell Midcap Value	1.3	13.4	-7.6	-1.4
SMALL CAP				
Russell 2000 Growth	-0.2	15.0	-10.6	-2.9
Russell 2000 Value	1.6	16.0	-8.9	-5.5

Growth stocks underperformed their value counterparts in December and for the 4th quarter of 2011. For the year, large cap and small cap growth outperformed their value peers, while midcap growth slightly underperformed value. The table above and Exhibit B show the current cycle of growth stock outperformance.

Turning to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 4th out of 33 countries for 2011. This was a significant improvement over its rank of 14th for 2010, as the U.S. continued to benefit from investor flight to safety. The other countries in the top 5 for 2011 included: the Philippines, Indonesia, Ireland, and New Zealand, as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Final
Personal Con. Expenditures	$81.3	$48.3	$16.0	$40.8
Nonresid. Fixed Invs.	28.3	7.0	34.3	52.4
Residential Invs.	2.0	-2.0	3.3	1.0
Inventory Change	-54.0	10.8	-10.0	-41.1
Net Exports	44.5	-10.2	8.0	13.6
Government	-18.2	-38.2	-5.7	-0.6
Residual	-7.4	-3.9	-2.0	-6.3
Total	$76.5	$11.8	$43.9	$59.8
% Change in Real GDP (ann.)	2.3%	0.4%	1.3%	1.8%
% Change in Real Final Sales (ann.)	4.2%	0.0%	1.6%	3.2%
% Change in GDP Deflator (ann.)	1.8%	2.7%	2.6%	2.6%

Regarding the U.S. economy, the final estimate of third quarter 2011 real GDP growth was revised down to +1.8 percent from the second estimate of +2.0 percent. It was lowered as the result of a downward revision to personal consumption expenditures (PCE) that was partially offset by an upward adjustment to private inventories. However, this may not be indicative of a widespread slowdown in the economy. All of the downward move was concentrated in a single area: PCE for Health Care Services, which was reduced by -0.7 percent. The table above displays dollar changes in the major components of real GDP over the past four quarters. The table below shows the contributions to GDP change by major components. Exhibit D shows year-over-year changes in the components of real GDP.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Final
Personal Cons. Exps.	2.48%	1.47%	0.49%	1.24%
Nonresid. Fixed Invs.	0.82	0.20	0.98	1.49
Residential Invs.	0.06	-0.06	0.09	0.03
Inventory Change	-1.79	0.32	-0.28	-1.35
Net Exports	1.37	-0.34	0.24	0.43
Government	-0.58	-1.23	-0.18	-0.02
Total GDP Growth	2.30%	0.40%	1.30%	1.80%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

As mentioned previously, all of the downward adjustment to consumer spending was concentrated in PCE for Health Care Services. More specifically, the revision was related to nonprofit hospitals. Excluding this single area, the rest of consumer spending was actually flat to slightly improved compared with the previous estimate. Additionally, the Bureau of Economic Analysis (BEA) stated that it was unclear whether the decrease in spending at nonprofit hospitals was the result of an improving economy or a change in government reimbursements.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
	Dec. Proj.	9493.80	2.4%	9512.79	2.6%
	Nov.	9493.80		9493.80	
	Oct.	9478.70		9478.70	
	Sept.	9463.50	1.7%	9463.50	1.7%
	August	9411.80		9411.80	
	July	9425.10		9425.10	
	June	9388.40	0.7%	9388.40	0.7%
	May	9395.70		9395.70	
	April	9394.20		9394.20	
	March	9399.50	2.1%	9399.50	2.1%
	Feb.	9382.10		9382.10	
2011	Jan.	9348.60		9348.60	
	Dec.	9345.30	3.6%	9345.30	3.6%
	Nov.	9334.40		9334.40	
	Oct.	9305.50		9305.50	
	Sept.	9270.10	2.6%	9270.10	2.6%
	August	9254.40		9254.40	
	July	9216.80		9216.80	
	June	9203.70	2.9%	9203.70	2.9%
	May	9192.40		9192.40	
	April	9164.70		9164.70	
	March	9157.70	2.7%	9157.70	2.7%
	Feb.	9119.10		9119.10	
2010	Jan.	9086.80		9086.80	

November U.S. real consumer spending increased +0.2 percent following a similar increase in October. Given these solid results, our sensitivity analysis suggests that 4th quarter real consumer spending is likely to be in the range of +2.5 percent, even if the monthly figure for December is flat.

The December nonfarm payrolls report, released on January 6th, showed that the economy added 200,000 jobs during the month, well ahead of the expectation for 150,000. October and November payrolls were revised down by a combined 8,000. Private sector payrolls increased by a solid 212,000 in December. The unemployment rate declined further to 8.5 percent, continuing the surprisingly large decline last month, which had many experts anticipating a partial reversal. For the year, the economy added 1.64 million jobs. This was well ahead of 2010 when 940,000 jobs were created and was the fastest pace since 2006.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
March 2010	3.1%	1.5%	2.3%	1.1%
June 2010	0.6	1.9	1.1	0.9
September 2010	0.9	0.7	1.1	0.8
December 2010	1.4	1.1	1.5	0.8
January 2011	2.8	2.0	1.6	1.0
February 2011	4.6	2.7	2.1	1.1
March 2011	7.8	4.6	2.7	1.2
April 2011	8.5	5.7	3.2	1.3
May 2011	8.4	6.5	3.6	1.5
June 2011	4.0	6.0	3.6	1.6
July 2011	1.8	5.2	3.6	1.8
August 2011	1.0	4.7	3.8	2.0
September 2011	2.1	3.1	3.9	2.0
October 2011	0.9	1.3	3.5	2.1
November 2011	-0.6	0.2	3.4	2.2

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), was unchanged in November, after declining -0.1 percent in October. On a year-over-year basis, the November level of +3.4 percent was the slowest pace since last April as shown in the preceding table. Core CPI, which excludes the volatile food and energy sectors, increased +0.2 percent for November following a +0.1 percent increase in October. The +2.2 percent year-over-year change in core CPI is the highest since October 2008. While overall inflation continues to be quite contained, the increasing trend in core CPI warrants close monitoring. Longer-term inflation trends are displayed in Exhibit E.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +1.4 percent in December, but declined, on average, -5.9 percent for the year, as shown in Exhibit F. The dollar has rebounded off the all-time lows reached during the summer, as it continued to benefit from the flight to quality experienced by U.S. financial markets. However, this benefit will likely dissipate over time as the longer term underlying U.S. fiscal difficulties re-emerge as the key drivers of the dollar.

In summary, our forecast for the United States of a subpar economic recovery remains in place. While recent economic data suggests increasing strength, we still expect both internal and external factors (such as the still unresolved issues in Europe) to create intermittent headwinds for the U.S. economy. However, as a result of recent strength we have adjusted upward our estimates for real U.S. GDP growth. These adjustments, along with the most recent government revisions, yield annual real GDP growth of +1.7 percent in 2011, and +2.0 percent in 2012, up slightly from the previous estimate of +1.9 percent. All of the details of our key economic and financial market assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: CONTINUED LOW INTEREST RATES

U.S. Treasury yields were essentially unchanged during the fourth quarter, but ended 2011 well below the levels of year-end 2010, especially for longer maturity bonds. Early in the year, the decline in yield stemmed from reduced inflation fears, as the Federal Reserve stopped the "QE2" money printing initiative it had begun in late 2010. As 2011 progressed, increasingly negative investor sentiment stemming from concerns over macroeconomic turmoil in Europe, combined with a U.S. government debt downgrade, resulted in a renewal of investor flight to quality, pushing yields lower. The Federal Reserve's third quarter initiation of its "Operation Twist" policy, which is to sell shorter maturity U.S. Treasuries to fund the purchase of additional longer maturity U.S. Treasuries, drove a flattening in the yield curve as well. Specifically, the 2-year U.S. Treasury note yield was 0.24 percent at year-end, down approximately -3 basis points from the previous quarter-end and -35 basis points from the previous year-end. The 30-year U.S. Treasury Bond yield ended the year at 2.89 percent, down approximately -2 basis points for the quarter, and -1.44 percent below its 2010 year-end level.

The Barclays Aggregate Bond Index return for the quarter was +1.1 percent. For full year 2011, the index produced a positive return of +7.8 percent. Longer duration sectors generally outperformed over both periods. The U.S. Treasury sector was

the best-performing sector for the year, benefitting from the flight to quality trend. Corporate bonds were the next best-performing sector for the year and were the best-performing sector in the fourth quarter. Longer duration industrials and utilities produced double digit returns for the year, partially offset by relatively weaker results over the period from financial institutions. Bonds issued by financial institutions also lagged during the fourth quarter, but still produced positive absolute returns. Mortgage and asset-backed securities returns lagged the longer duration sectors both for the quarter and for the year. Home-equity asset-backed securities were one of the only sectors to produce a negative absolute return for the year despite fundamental improvement in underlying borrower quality. Market fears that European banks could be forced to sell their U.S. home-equity asset-backed holdings to improve their capital positions caused prices in the sector to decline.

TOTAL RETURNS TO 12/31/11

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	1.1%	1.1%	5.0%	7.8%
Treasury	1.0	0.9	7.4	9.8
Agency	0.5	0.5	2.9	4.9
Corporate	2.1	1.9	4.8	8.2
CMBS	1.3	3.1	2.2	6.0
Asset-Backed	0.1	0.2	2.7	5.1
Mortgage Pass-Through	0.7	0.9	3.3	6.3
5-Year Treasury	0.8	1.3	5.9	9.4

Looking forward, we expect short-term rates to remain low for all of 2012, as slow growth and uncertainties regarding Europe's fiscal problems will encourage the Fed to remain highly accommodative. However, as Operation Twist comes to a close in the spring, we expect longer maturity U.S. Treasury yields to rise modestly. Consequently, we expect to become more defensive against the eventual rise in longer term U.S. Treasury yields after the first quarter. We expect that financial companies may continue to struggle, while other corporate sectors should do well. As a result, we have increased our weighting in non-financial corporate bonds in client portfolios where allowable.

We are investing in higher rated corporate bonds as the downgrade of the U.S. government debt rating has created a heightened demand for other higher-rated securities and we expect this demand to increase as the country's debt to GDP ratio climbs. We also will continue to rely significantly on older or seasoned high coupon government agency mortgage securities to help clients' portfolios earn over +2 percent more yield than their benchmarks. These mortgage securities are yielding near record amounts above an equivalent maturity U.S. Treasury bond, largely due to the constant fear that the government will some day conjure up a program that refinances everyone's mortgage. However, we have seen very little change (and we do not expect much change) in the refinancing rate of these older mortgage securities that have so few of the original borrowers remaining, despite record low mortgage rates and a myriad of refinance programs that have already been created. Our forecast for U.S. Treasury interest rates are detailed in Exhibit H.

Tax-exempt yields fell modestly during the fourth quarter and markedly versus levels at year-end 2010. The 10-year Municipal Market Data (MMD) AAA-rated General Obligation (GO) yield

ended the year at 1.83 percent, down -39 basis points for the quarter and -133 basis points for the year. The longer 30-year MMD AAA-rated GO ended the year at 3.55 percent, flat during the quarter but down -113 basis points for the year.

TOTAL RETURNS TO 12/31/11	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	1.9%	2.1%	6.0%	10.7%
5-Year Municipal	1.3	1.5	3.5	6.9
Long (22+ years)	2.4	2.0	8.5	14.9
Revenue	2.0	2.2	6.5	11.4
Electric	1.9	2.2	5.8	10.4
Hospital	1.9	2.5	7.4	12.5
Housing	1.5	2.1	5.3	9.9
IDR/PCR	1.8	2.8	4.8	10.7
Transportation	2.1	2.2	6.7	11.7
Education	2.0	2.1	6.7	11.7
Water/Sewer	1.9	1.9	6.2	11.1
Resource Recovery	1.9	2.1	5.6	9.7
Leasing	2.3	2.4	6.8	11.1
Special Tax	2.2	2.2	6.7	11.3
General Obligation	1.9	2.3	5.9	10.9
Prerefunded	0.8	0.7	2.1	4.3
Insured	2.0	2.2	6.4	11.2
Muni Aaa	1.7	1.8	4.9	8.8
Muni Aa	1.9	2.0	5.8	10.3
Muni A	2.1	2.4	6.9	12.5
Muni Baa	2.1	2.7	7.0	11.8

The broader Bond Buyer 40-Bond Index yield decreased -8 basis points during the quarter to 4.84 percent. Its beginning-of-the-year yield was 5.51 percent. The December quarter end yield level of 4.84 percent compares to a 12-month high of 5.95 percent, reached on January 18, 2011, when municipal fund flows were most negative, and an historical low of 4.51 percent in December 2006. Tax-exempt yields remain at levels not seen since October 2010, after which heavy supply, combined with a massive withdrawal of funds from the municipal sector due to increased credit concerns, contributed to a sharp rise in yields.

Forecasts for more than $100 billion of municipal bond defaults in 2011 proved inaccurate. In fact, municipal defaults were less than $5 billion, considerably less than defaults in each of the last three years. Tax-exempt municipals posted strong returns during the year, as evidenced by the +10.7 percent return for the Barclays Municipal Bond Index, which nearly matched the +12.9 percent return in 2009. The lowest municipal issuance in ten years contributed to these returns, as did a return to positive fund flows during the second quarter of 2011, reversing the trend of negative fund flows that began in the fourth quarter of 2010.

In terms of duration, the 10-year portion of the Barclays Municipal Bond Index posted the strongest return for the quarter, while the 5-year portion and shorter sub-indices lagged. For the year, the longest bonds exhibited the highest returns while returns consistently decreased with duration. All of the revenue bond sectors within the Barclays Municipal Bond Index posted strong returns during the quarter, with the industrial development/pollution control and hospital revenue sectors faring the best. The overall trend was the same, albeit much stronger, for the year, where nearly all revenue sectors experienced +10 percent returns or greater, with the hospital, transportation, and education sectors posting the highest overall returns. Within credit quality, BBB-rated bonds posted the highest returns for the quarter, while A-rated tax-exempts had the best returns for the

year. Tax-exempt closed-end funds also had a tremendous year, with returns generally exceeding +20 percent.

The tax-exempt yield curve remains historically steep. Accordingly, we continue to position portfolios modestly longer than their corresponding benchmarks. Furthermore, tax-exempts remain cheap when expressed as a percentage of comparable maturity Treasuries, particularly for longer maturities. We believe these yield ratios relative to Treasuries will offer tax-exempt bonds a cushion when Treasury rates eventually begin to rise. Credit spreads remain attractive, particularly for A-rated municipals which continue to yield well over 100 basis points more than AAA-rated general obligation bonds. We believe municipal bond issuance will increase in 2012, which could present opportunities depending on the composition and timing of those offerings. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. As always, diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers continue to adjust to fiscal challenges.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: MODEST RECESSION IN 2012 WITH PERIPHERAL COUNTRIES LAGGING THE MOST

As anticipated last quarter, Europe continued to slow during the last three months of 2011. However, the slowdown was more than we originally expected. Given the overall weakening business and consumer environments, we have adjusted down our 2012 euro area GDP growth expectation to a -0.5 percent contraction compared to growth of +1.0 percent projected previously. Our 2011 estimate is +1.5 percent, down slightly from +1.7 percent last quarter. Within the euro area, the countries of Portugal, Italy, Ireland, Greece, and Spain (PIIGS) are in a dire situation, as austerity measures have been much more severe and are dramatically crimping growth. Meanwhile, Germany and France are faring better as the result of stronger export and consumer situations. However, growth in Germany and France is slowing as the euro area crisis takes its toll (see Exhibit I). Outside of the euro area, Switzerland, Sweden, Norway, and the U.K. are exhibiting modestly stronger growth as the euro crisis has had a much smaller direct impact. In the U.K., our 2011 GDP growth forecast remains unchanged at +1.0 percent, while our 2012 estimate was decreased to +0.5 percent from +2.0 percent last quarter. Our economic assumptions for Europe and other major regions is contained in Exhibit J.

Industrial production is slowing, particularly in the euro area. As shown in Exhibit K, industrial new orders fell -7.8 percent in September and only slightly rebounded in October (+1.8 percent). Recent sentiment surveys indicate that businesses expect a continued slowdown in 2012. The strong euro in the first half of 2011 and the decline in demand from Asia and the U.S. in the second half of 2011 are reducing export demand, industrial new

orders, and industrial production. We believe the more recent weakness in the euro should provide a temporary boost to exports; however, demand from the rest of the world will be very important. Additionally, the Purchasing Managers Index is now below 50, indicating slower future growth.

Consumers are now feeling the full effect of austerity measures implemented over the past two years. The rise in the value-added tax, the decline in pension/retirement benefits, and rising unemployment have capped consumers' ability to spend. As such, we have seen a decline in consumer sentiment, lack of robust retail sales, and a downtick in the savings rate. Given lower industrial production, declining sentiment, and weak retail sales, we expect unemployment rates to remain stubbornly high across the region with Germany in a relatively better position as Exhibit L displays.

Similar to last quarter, the European sovereign debt crisis continues to impact financial markets. The sovereign debt outstanding among the PIIGS countries, banks' large cross-border exposure to the euro area, major government budget deficits, and elevated yield spreads are all heavily weighing on equity markets. Although discussions have been ongoing, no comprehensive solution has yet emerged to solve the region's debt crisis. The measures the euro area countries have implemented thus far have yet to contain market fear. We are encouraged by central bank coordination on funding, but the situation remains precarious as additional measures to address debt issues are falling short. For 2012, maturing European sovereign debt (in excess of €1 trillion) and bank refinancing needs (almost €775 billion) need to be resolved as shown in Exhibit M.

MONETARY AND FISCAL POLICY

The European Central Bank (ECB) and Bank of England (BOE) will likely stay accommodative throughout 2012 by not only keeping rates low, but also boosting their asset-purchase programs (see Exhibit N). The ECB has cut rates twice, 25 basis points each in November and December, with the rate currently at 1.0 percent. While the ECB may cut rates more in the first half of 2012, we believe it is also closely monitoring inflation as it is clearly above the targeted 2 percent ceiling. As of November, euro area annual inflation was at +3.0 percent. The BOE is currently maintaining its benchmark interest rate at +0.5 percent. We expect this rate to remain unchanged in the intermediate term. Inflation in the U.K. was at +4.8 percent in November. With declining energy, food, and commodity prices, there will be less input cost pressure on inflation in 2012. As for other stimulus measures, we fully expect the ECB to continue purchasing mortgage-backed securities, as well as issuing loans for banks to minimize the recession and alleviate credit fears.

As the debt crisis in Europe remains unresolved with no comprehensive solution forthcoming, the euro has seen further weakness against the U.S. dollar and most major currencies, including the British pound, Japanese yen, and Swiss franc. In the 3rd and 4th quarters, the euro depreciated -7.5 percent and -3.2 percent, respectively, against the U.S. dollar. We anticipate modest weakness in the euro if the situation remains unresolved and the economy slips further into recession, most likely trading in a range ($1.20 to $1.35) with a downside bias.

JAPAN

CURRENT CONDITIONS: SIGNS OF FURTHER SLOWING, BUT WE EXPECT MODEST IMPROVEMENT IN 2012

On December 20th, The Bank of Japan (BoJ) downgraded its assessment of the Japanese economy as sliding exports and expensive energy imports caused the largest November trade deficit on record at ¥685 billion. Exports declined due to slowing overseas economies and the strong yen. Japan's exports fell -4.5 percent year-over-year, while imports rose +11.4 percent as displayed in Exhibit O. Exports to the U.S. increased +2 percent, while those to the European Union declined -4.6 percent and shipments to Asian nations slid -8 percent. Imports have increased, in part, because of the higher demand for fossil fuels due to the idling of much of the nation's nuclear power plants since the tsunami and earthquake on March 11th. Furthermore, the BoJ's Tankan survey of corporate sentiment, released in mid-December, showed a majority of large Japanese manufacturers were negative on current business conditions. Most companies expect conditions to worsen further over the next three months.

This recent deterioration in outlook and the negative trend in data releases are in line with our expectations. We have been forecasting a contraction in the Japanese economy of about -1.0 percent in 2011. We anticipate a modest turnaround in 2012 with full year growth of about +1.0 percent. This appears to be more conservative than the consensus estimate of approximately +2.5 percent in 2012. Going into 2012, exports are unlikely to improve dramatically as the relatively strong yen (considered a "safe haven" currency), along with ongoing economic weakness in Europe and the U.S. will counterbalance relatively firm growth in emerging nations. We do anticipate domestic Japanese demand to improve modestly, which will provide a boost to growth.

MONETARY AND FISCAL POLICY

On December 24th, Prime Minister Noda's Cabinet endorsed the fiscal 2012 budget to be submitted to the Diet. Spending in real terms is recommended to be greater than ¥96 trillion. Included in this amount is ¥3.77 trillion for reconstruction from the March 11th disaster in a special account budget, and a ¥2.6 trillion pension-related special bonds issue. If this budget is approved, we believe that it will provide the stimulus for the Japanese economy in 2012. The stimulus spending should lead to a rebound in consumption, housing investment, and capital spending. In addition, with Japan's very low inflation, policy makers will likely maintain accommodative policies. Inflation in 2011 and 2012 is estimated to be unchanged. The mix of loose fiscal and monetary policies will provide Japan with an optimal mix for the global slowdown.

Despite these accommodative policies, Japan still faces material headwinds including: tax hikes which are needed to pay for the stimulus spending; a strong yen that remains a "safe haven" currency thus restricting exports; global recessionary-like conditions; and an aging population that is focused on savings and not spending. Additionally, the next lower house election is scheduled for July 2013. The Democratic Party of Japan (DPJ) may be forced to call a snap election after failing to pass the tax and social security reform bill. The defeat of the DPJ may lead to the revival of the Liberal Democratic Party (LDP) and Komei alliance governments. The LDP government may be more desirable than the DPJ as the LDP's policies are friendlier to big business. If the DPJ government remains in power by avoiding a snap election, an early tax hike amid the global economic slowdown may cause a 1988-type recession.

ASIA EX - JAPAN

CURRENT CONDITIONS: STRONG ECONOMIC GROWTH

We estimate Asia ex-Japan economic growth above +7.0 percent in 2011 and 2012, paced by China. In 2011, China's GDP growth slowed from +11.9 percent year-over-year in 1st quarter 2011 to +9.1 percent in the 3rd quarter, mostly due to government tightening policies, while the impact from the European financial crisis has been limited so far (see Exhibit P). For 2011, we are comfortable with our forecast for GDP growth of at least +9.0 percent.

Looking forward to 2012, with macroeconomic policy already shifting toward growth, despite plenty of uncertainties ahead, we expect China to successfully engineer a soft landing. We have adjusted down our estimate for China's GDP growth to a range of +8.0 to +8.5 percent from our prior estimate of +8.5 percent, given the deepening crisis in Europe. We continue to believe external factors present the biggest downside risk for China's economic growth. While China is less dependent on the export sector compared with 2008, if the euro area crisis were to develop into a larger global crisis, the Chinese economy would be impacted by a sharper-than-projected slowdown in exports and large capital outflows (see Exhibit Q). If this scenario occurs, we believe GDP growth could slow to less than +8.0 percent in 2012. At the same time, domestic growth could also be constrained by the economic rebalancing.

On the positive front, as inflation cools down (see Exhibit R), monetary policy should be more accommodative relative to 2011. A more proactive fiscal policy should also offer some buffer. In terms of GDP components, Fixed Asset Investment (FAI) is expected to slow down, and net exports could also contribute negatively. Consumption, on the other hand, is likely to improve, but will only partially offset the slower growth in FAI and net exports.

With regard to the property market, we believe the concern over an imminent collapse in the property market in China is overblown. Transaction volumes are falling, inventories are rising, as Exhibit S shows, and the latest data show pricing is starting to decline. Chinese households are less leveraged than in many other parts of the world; the loan-to-value ratio is around 60 percent and total household-loans-to-household-savings was estimated to be around 25 percent at the end of 2010. In addition, the recent softening in the property sector is the result of current government tightening over the industry, which is the toughest in the industry's history (such as limited bank lending, purchase limit, etc.). As a result, the government has some room for fine tuning the policy, if necessary. Lastly, social housing should also provide support for property investment.

As required by law, the Chinese government (both central and local) is elected every five years with a two-term maximum. Current president Hu Jintao and premier Wen Jiabao took office in March 2003, so they are now approaching the end of the current 10-year cycle. Local and central governments will be reshuffled in second half 2012 and first quarter 2013, respectively. Given the upcoming power transition, we would expect leaders to be conservative and ensure steady growth in 2012.

Hong Kong's economy remains relatively strong, with a low unemployment rate (3.4 percent in November), robust retail sales (by volume +23.5 percent year-over-year in November), and strong GDP growth (3rd quarter growth of +4.3 percent year-over-year).

Indian GDP grew +6.9 percent year-over-year in 3rd quarter 2011, the weakest growth since 2nd quarter 2009, and industrial production declined a worse-than-expected -5.1 percent year-over-year in October. Also, wholesale price index inflation has come down to +9.1 percent year-over-year in November, after peaking at +9.8 percent in August 2011. The Indian economy should grow at close to +7.0 percent in the upcoming year, as the Reserve Bank of India (RBI) lowers rates to stimulate growth, in anticipation of lower inflation.

With the Indian rupee weakening by -7.8 percent versus the U.S. dollar in the fourth quarter and -15.8 percent for 2011, the RBI announced steps to enhance dollar flows, including the cancellation and rebooking of forward contracts disallowed, limits placed on hedging based on past performance, and reduction of net overnight open position limits. Additionally, in order to allow for further foreign investment, India will now allow foreign nationals to invest directly in the country's listed companies.

On December 17th, North Korean President Kim Jong-Il passed away. His third son, Kim Jung-Eun, assumed power. This will likely create some political uncertainty with South Korea as he is quite young, age 29, and inexperienced (he was appointed successor in October 2010). Under Kim Jong-Il, North Korea detonated a nuclear device, stockpiled ballistic missiles, was sanctioned by the United Nations, and has been involved in cross border artillery attacks with South Korea. We expect increased volatility in the South Korean markets, but don't expect war, given the military and economic ties between the major powers.

MONETARY AND FISCAL POLICY

China will likely begin a policy of easing, but on a limited basis. Against the background of an intensifying European crisis, cooling inflation data, and potential capital outflow, the People's Bank of China (PBoC) cut the reserve requirement ratio (RRR) on December 5th, its first cut in almost 3 years (see Exhibit T). This marks the start of accommodative monetary policy in China and we expect further RRR cuts. However, we do not expect any interest rate cuts in the near term, given the fact that real interest rates are still negative. We expect measured easing, given our soft landing expectation and excessive monetary expansion in the last couple of years.

China's fiscal policies in 2012 are likely to stay proactive with healthy fiscal deficit. We expect structural tax adjustments to facilitate the economic rebalancing effort, such as a tax cut to stimulate the consumption and service sectors, but a tax hike for resources.

We also expect more modest appreciation of the renminbi (RMB) against the U.S. dollar (+4.7 percent in 2011). Most recently the RMB has weakened against the U.S. dollar amid global financial turmoil. However, the expectations for China's economic soft landing and narrower trade surplus, should result in appreciation over the course of 2012.

REST OF WORLD

CURRENT CONDITIONS: SLOWER GROWTH IN LATIN AMERICA, BUT RECOVERING

Latin American economic growth should be near +4.0 percent in 2012, down from +4.4 percent in 2011, on a recovery in raw material exports and growth in consumer spending. Brazil's economic growth in 3rd quarter 2011 was only +2.1 percent year-over-year and flat quarter-over-quarter. Retail sales were up +4.3 percent year-over-year and flat month-over-month in October. This highlights the country's urgency to stimulate the economy. Brazil's central bank should continue to lower interest rates as inflation has fallen to +6.7 percent year-over-year in November, just above their target of +6.5 percent.

GLOBAL EQUITY INVESTMENT STRATEGY:

CONTINUED VOLATILE MARKETS

United States

The modestly positive return of the S&P 500 index in 2011 belies the much more volatile nature of performance from month-to-month and quarter-to-quarter during the year. As our forecast for a subpar economic recovery in the U.S. continues to unfold, we expect elevated levels of volatility to continue in financial markets, particularly as external factors like the ongoing crisis in Europe continue to create headwinds in the U.S. and other parts of the world.

In spite of continued volatility, there are several factors that contribute to our positive outlook for U.S. equities. As mentioned previously, we expect improved economic growth in 2012 of +2.0 percent compared with +1.7 percent in 2011. This comes at a time when companies have never been more financially sound. Cash levels are high and profitability remains very strong. As a result, companies are poised to increase capital spending once managements gain greater confidence in the sustainability of the current recovery.

Valuations also remain quite reasonable. As Exhibit U shows, the price-earnings multiple for the S&P 500 stands at just over 13 times 2011 estimated earnings. This is comfortably below the long-term average and is even more reasonable when the prospects for controlled inflation are considered.

The earnings-yield spread, as measured by the difference between the S&P 500 earnings yield and the 10-year U.S. Treasury yield, continues to be at near-record wide levels as displayed in Exhibit V. This highlights the relative appeal of equities over U.S. Treasuries. Additionally, looking at 6-month momentum indicators, equity markets continue to appear oversold on a technical basis as Exhibit W illustrates.

Domestic equity portfolios continue to maintain diversified, high-quality, growth-oriented holdings. Portfolio positions emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. These

holdings are estimated to produce above-average earnings growth, and relatively attractive valuation as shown in Exhibit X.

International

Given the weaker conditions in the euro area, we are underweight the region. Conversely, we have a neutral to overweight position in the U.K. and other non-euro countries as those areas are experiencing stronger growth and are less impacted by the financial crisis elsewhere on the continent. While domiciled in Europe, most of our European holdings are designed for exposure to conditions outside Europe rather than within. In that context, we are maintaining diversified portfolios with exposure to emerging markets, global exporters, late-cyclical securities, and domestic-consumption stocks. Within financials, we continue to be significantly underweight in banks and diversified financials, and market weight in the more-defensive insurance sector. European banks will remain challenged in the longer term given higher capital requirements, increased regulation, lower loan growth, and higher costs.

As noted previously, we are forecasting that the Japanese economy will contract in 2011 followed by a modest turnaround in 2012. Exports are unlikely to see significant improvement, but we do anticipate domestic Japanese consumption to modestly improve due to spending for reconstruction from the March 11th tsunami disaster. Moreover, we do not expect a global recession, but an ongoing slow growth, sub-par economic recovery similar to our forecast for the U.S.

As suggested last quarter, we continue to increase modestly the Japan weight in portfolios. Our focus is on domestic demand-driven stocks and export-driven stocks. Domestic driven stocks should benefit from reconstruction spending. Export driven stocks should benefit from a gradually weakening yen and a slow growth, sub-par economic recovery.

Given that we believe China remains the engine of growth for the region and world. We are overweight Asia ex-Japan markets. Our holdings are focused in the consumer-related, energy, and materials sectors. The consumer theme remains dominant throughout the region and China continues to need energy and raw materials as they develop their infrastructure.

We are positive on the Latin American markets. Holdings are in consumer, energy, industrial, and materials companies. The young population continues to grow and is leading to increased spending on goods to upgrade lifestyles. Also, raw material demand remains strong, especially from China.

Overall, international equity markets are attractively valued as shown in Exhibit Y. On a 12-month forward price-earnings basis, Europe ex-U.K. is trading at 9.5 times, and the U.K. at 9.2 times, compared with 10.8 times for the world average. On an EV/EBITDA basis, Japan is trading at 6.0 times, relative to the world average of 6.9 times, and its post-1990 historical average of 9.5 times. Asia ex-Japan is trading at a -19.4 percent discount to its historical average with respect to its 12-month forward price-earnings ratio and at a -11.4 percent discount to its EV/EBITDA average.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	12/30/11	11/30/11	9/30/11	12/31/10	12/31/09	One Month	Three Months	12 Months	24 Months
Dow Jones Industrials	12217.56	12045.68	10913.38	11577.51	10428.05	+1.4%	+12.0%	+5.5%	+17.2%
S&P 500	1257.60	1246.96	1131.42	1257.64	1115.10	+0.9	+11.2	+0.0	+12.8
NASDAQ OTC Composite	2605.15	2620.34	2415.40	2652.87	2269.15	-0.6	+7.9	-1.8	14.8
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.24	0.25	0.24	0.59	1.14	-1 b.p.	0 b.p.	-35 b.p.	-90 b.p.
5-Year Notes	0.83	0.95	0.95	2.01	2.68	-12	-12	-118	-185
10-Year Notes	1.88	2.07	1.92	3.29	3.84	-19	-4	-141	-196
30-Year Bonds	2.89	3.06	2.91	4.33	4.64	-17	-2	-144	-175
AA INDUSTRIAL									
Intermediate Maturity	2.73	2.92	2.97	3.94	4.59	-19	-24	-121	-186
Long Maturity	4.02	4.19	4.19	5.18	5.59	-17	-17	-116	-157
MORTGAGES									
Current Coupon GNMA (3.50%)	2.71	2.84	2.71	3.98	4.52	-13	--	-127	-181
MUNICIPALS									
Bond Buyer 40-Bond Index	4.84	5.04	4.92	5.51	5.40	-20	-8	-67	-56
SHORT TERM									
Fed Funds	0.07	0.08	0.08	0.18	0.10	-1	-1	-11	-3
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.50	--	--	--	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.02	0.01	0.02	0.12	0.06	+1	--	-10	-4

* Primary Credit Discount Rate, effective 1/9/03.

E-12/11 123111
PP-107 TDOC

G:\Support\Exhibits\E-12/11

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks Shows the Growth Cycle Continuing



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through December 31, 2011
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/11

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 4th Out of 33 World Equity Markets

Year-to-Date Through December 31, 2011

PERFORMANCE IN U.S. DOLLARS				
	DJ Global Indexes (US$)	Change from 12/31/2010		12/31/2011 Country
Country	on 12/30/11	points	percent	Rank
Australia	[illegible]	[illegible]	[illegible]	15
Austria	[illegible]	[illegible]	[illegible]	32
Belgium	[illegible]	[illegible]	[illegible]	11
Brazil	[illegible]	[illegible]	[illegible]	31
Canada	[illegible]	[illegible]	[illegible]	[illegible]
Chile	[illegible]	[illegible]	[illegible]	28
Denmark	[illegible]	[illegible]	[illegible]	21
Finland	[illegible]	[illegible]	[illegible]	26
France	[illegible]	[illegible]	[illegible]	[illegible]
Germany	[illegible]	[illegible]	[illegible]	24
Greece	[illegible]	[illegible]	[illegible]	33
Hong Kong	[illegible]	[illegible]	[illegible]	25
Indonesia	[illegible]	[illegible]	[illegible]	[illegible]
Ireland	[illegible]	[illegible]	[illegible]	[illegible]
Italy	[illegible]	[illegible]	[illegible]	29
Japan	[illegible]	[illegible]	[illegible]	13
Malaysia	[illegible]	[illegible]	[illegible]	6
Mexico	[illegible]	[illegible]	[illegible]	[illegible]
Netherlands	[illegible]	[illegible]	[illegible]	18
New Zealand	[illegible]	[illegible]	[illegible]	5
Norway	[illegible]	[illegible]	[illegible]	16
Philippines	[illegible]	[illegible]	[illegible]	1
Portugal	[illegible]	[illegible]	[illegible]	30
Singapore	[illegible]	[illegible]	[illegible]	23
South Africa	[illegible]	[illegible]	[illegible]	20
South Korea	[illegible]	[illegible]	[illegible]	[illegible]
Spain	[illegible]	[illegible]	[illegible]	17
Sweden	[illegible]	[illegible]	[illegible]	[illegible]
Switzerland	[illegible]	[illegible]	[illegible]	9
Taiwan	[illegible]	[illegible]	[illegible]	27
Thailand	[illegible]	[illegible]	[illegible]	7
United Kingdom	[illegible]	[illegible]	[illegible]	[illegible]
United States	[illegible]	[illegible]	[illegible]	4 ◄—
COMPOSITE INDICES				
Latin America	[illegible]	[illegible]	[illegible]	
Western Europe	[illegible]	[illegible]	[illegible]	
Asia/Pacific	[illegible]	[illegible]	[illegible]	
World (ex-U.S.)	[illegible]	[illegible]	[illegible]	

Source: FactSet Research Systems, December 31, 2011

G:\Support\Exhibits\E-12/11

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Adv.	3Q11 Prelim.	3Q11 Final	
Personal Consumption Expend.	-1.6%	-0.2%	0.9%	2.1%	2.2%	3.0%	2.8%	2.2%	2.2%	2.2%	2.0%	
Non-Residential Fixed Invest.	-19.0	-14.4	-4.5	4.0	7.7	11.1	10.0	8.0	9.2	8.9	9.1	
Residential Investment	-20.5	-12.9	-6.8	4.2	-7.8	-6.3	-2.9	-6.9	1.6	1.4	1.4	
Inventory Change [2]	--	++	++	++	++	++	++	--	--	--	--	
Net Exports [3]	24.1	27.4	6.8	-31.8	-30.2	-19.4	-12.6	4.8	10.7	12.6	12.2	
Exports	-10.8	-0.1	10.7	13.5	12.5	8.8	8.9	7.3	5.8	5.9	6.0	
Imports	-13.7	-6.5	6.9	16.9	15.9	10.7	9.6	4.7	2.3	1.9	2.1	
Government Spending	1.7	1.1	1.2	0.7	0.6	0.1	-1.1	-2.2	-2.4	-2.4	-2.4	
Total Real GDP	-3.7%	-0.5%	2.2%	3.3%	3.5%	3.1%	2.2%	1.6%	1.6%	1.5%	1.5%	←
Memo:												
Total GDP Less Housing and Autos	-3.3	-0.3	2.5	3.3	4.1	3.2	2.0	1.7	1.6	1.4	1.4	←
Pers. Cons. Exp. Plus Res. Invs.	-2.4	-0.7	0.6	2.2	1.8	2.6	2.6	1.9	2.2	2.1	2.0	
After-tax Corporate Profits	7.0	115.9	41.5	33.4	13.7	-3.7	2.8	0.3	N/A	6.5	6.2	

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, DECEMBER 22, 2011

Exhibit E

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate

Source: Bureau of Labor Statistics and Bloomberg, December 15 & 16, 2011

G:\Support\Exhibits\E-12/11

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2008			2009			2010			2011		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.15	-11.3%	-11.2%	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%
February	72.68	-11.5	-12.4	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1
March	70.35	-13.5	-14.4	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8
April	70.44	-11.9	-9.6	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4
May	70.75	-10.8	-4.3	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5
June	71.38	-9.7	-6.4	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1
July	70.86	-8.7	-6.2	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2
August	74.08	-4.6	3.9	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0
September	75.60	-0.6	15.5	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0
October	80.65	8.9	31.1	72.87	-9.6	-22.0	72.30	-0.8	-8.1	71.61	-1.0	5.9
November	83.05	14.8	37.8	72.44	-12.8	-16.1	72.83	0.5	-13.9	72.24	-0.8	7.5
December	80.90	9.6	28.5	73.32	-9.4	-9.7	73.79	0.6	-12.9	73.23	-0.7	10.8
Average	74.49	-4.5		77.70	4.3		75.35	-3.0		70.92	-5.9	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the euro area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (8/15/11): Euro Area: 36.5% Canada: 29.6% Japan: 17.4% U.K.: 7.9% Switzerland: 3.8% Australia: 2.9% Sweden: 1.9%
Currency Appreciation (Y-T-D through 12/31/11): Euro Area: -2.2% Canada: -1.6% Japan: 6.1% U.K.: 0.9% Switzerland: -0.1% Australia: 1.3% Sweden: -1.7%

Source: Federal Reserve Board

G:\Support\Exhibits\F-12/11

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2010				2011				2012E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.9	3.8	2.5	2.3	0.4	1.3	1.8	2.5	1.5	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	132.4	45.7	32.2	36.2	22.7	13.0	15.9E	14.0	16.0	8.8	24.0	4.8
Consumer Price Index (Year-over-Year)	2.4	1.8	1.2	1.3	2.1	3.4	3.8	3.4	2.7	1.5	1.7	2.3
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	9.7	9.7	9.6	9.6	8.9	9.1	9.1	8.8	8.8	8.7	8.6	8.4
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.5	3.5
13-week Treasury Bills-Disc.	0.1	0.1	0.2	0.1	0.1	0.0	0.0	0.0	0.3	0.6	1.0	1.5
10-year Treasury Bonds-Yield	3.7	3.5	2.8	2.9	3.4	3.2	2.4	2.0	2.2	2.5	2.8	3.2

Source: Sit Investment Associates, Inc., January 5, 2012

G:\Support\Exhibits\E-12/11

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31, 2011

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon: 6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.4%	2.50%	-4.1%	5.00%	-2.8%
Present YTM 0.24%	Most Likely	0.50	-0.4	1.50	-2.2	4.00	-2.2
	Optimistic	0.13	0.3	0.50	-0.3	3.00	-1.6
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-7.4	3.50	-11.3	5.50	-6.3
Present YTM 0.83%	Most Likely	1.50	-2.8	2.50	-7.0	4.50	-4.8
	Optimistic	0.50	2.0	1.50	-2.4	3.50	-3.3
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-12.6	4.50	-19.0	6.00	-9.1
Present YTM 1.88%	Most Likely	2.50	-4.5	3.50	-11.7	5.25	-7.2
	Optimistic	1.50	4.5	2.50	-3.6	4.00	-4.0
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-28.1	5.50	-35.2	6.50	-14.9
Present YTM 2.89%	Most Likely	3.75	-14.0	4.50	-23.5	5.50	-10.9
	Optimistic	2.50	9.6	3.50	-8.4	4.50	-6.2

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/11

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

GROWTH IS SLOWING ACROSS EUROPE



Gloomier Picture
Since the EU's previous forecast for gross domestic product growth was released in May, the debt crisis has worsened the outlook for most nations.
May
November
Euro zone
Germany
France
Ireland
4%
2
0
2011
2012
Spain
Italy
Portugal
Greece
2%
0
-2
-4
-6
2011
2012
Source: European Commission

SOURCE: THE WALL STREET JOURNAL, NOVEMBER 11, 2011

G:\Support\Exhibits\E-12/11

Exhibit J

■ Sit Investment Associates ■

Global Economic Assumptions
2012 - Modest GDP Growth With Less Inflation Risk

	GDP Growth				Inflation			
	2010A	2011E	2012E	2010-2014 (5 Yr CAGR)	2010A	2011E	2012E	2010-2014 (5 Yr AVG)
Global Economy	**3.9%**	**2.7%**	**2.5%**	**2.8%**	**2.5%**	**3.4%**	**2.9%**	**2.5%**
United States	3.0	1.7	2.0	2.1	1.6	3.4	2.7	2.0
Euro Area	1.7	1.5	(0.5)	0.3	1.6	2.5	2.0	1.6
United Kingdom	1.3	1.0	0.5	0.8	3.2	4.5	3.0	2.9
Japan	4.0	(1.0)	1.0	1.2	(1.0)	0.0	(0.5)	(0.8)
Asia Ex Japan	8.0	7.3	7.0	7.3	4.5	5.7	5.0	4.3
Latin America	6.5	4.4	3.9	4.5	7.0	6.5	6.2	6.9

10-Year Bond Yields

	2009 12/31A	2010 12/31A	2011 12/31A	2012 12/31E
United States	3.8%	3.3%	1.9%	3.5%
Euro (Germany)	3.4	3.0	1.8	2.2
Japan	1.3	1.1	1.0	1.0
United Kingdom	4.0	3.4	2.0	2.5

Exchange Rates

	2009 12/31A	2010 12/31A	2011 12/31A	2012 12/31E
Euro ($/€)	1.43	1.34	1.30	1.30
Japan (¥/$)	93	81	77	80
UK($/£)	1.62	1.56	1.55	1.55

Source: Bloomberg, Morgan Stanley, BA/ML and Sit Investment, January 10, 2012

G:\Support\Exhibits\E-12/11

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

INDUSTRIAL NEW ORDERS ARE TRENDING DOWN



Euro area and EU27 industrial new orders,
total manufacturing working on orders
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
2005=100

SOURCE: EUROSTAT, JANUARY 5, 2012

G:\Support\Exhibits\E-12/11

Exhibit L

■ Sit Investment Associates ■

Germany's Unemployment Rate is Better Than Most of Europe



UNEMPLOYMENT RATE
Peripheral countries
France
Germany
Northern countries
CHANGE IN NUMBER OF UNEMPLOYED WORKERS
From Dec. 2006 through date shown
+125%
+100
+75
+50
+25
0
−25
−50

Note: The northern countries are Austria, Belgium, Finland, Luxembourg and the Netherlands. The peripheral countries are Cyprus, Estonia, Greece, Ireland, Italy, Malta, Portugal, Slovenia, Slovakia and Spain. The zone began on Jan. 1, 1999, with 11 members. Greece joined at the beginning of 2001, Slovenia at the beginning of 2007, Cyprus and Malta at the beginning of 2008 and Slovakia at the beginning of 2009. The newer members are included as if they had been in the zone throughout the period.

Source: The New York Times, December 10, 2011

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

THE EUROPEAN DEBT CRISIS IS A MAJOR CONCERN



Still Ahead for the Euro Zone
A €3.7 trillion problem
Big financing gaps to close
Skeptical investors
Italy €1,963 billion
Spain €705B
Belgium €355B
Greece €330B
Portugal €179B
Ireland €154B
Ireland €45.0
Portugal €49.2
Greece €95.1
Belgium €108.5
Spain €384.2
Italy €591.9
Italy
Spain
Belgium
France
Germany



Continent in Crisis
No Respite
Sovereign Dues
EUROPE
€1 trillion+
ITALY
€319 billion
FRANCE
€269 billion
SPAIN
€126 billion
PORTUGAL
€23 billion

SOURCE: THE WALL STREET JOURNAL, DECEMBER 10-11, 2011 AND DECEMBER 29, 2011

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EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

FISCAL POLICY REMAINS ACCOMMODATIVE



Back to Square One
The ECB cut its benchmark rate by a quarter point, returning it to a record low of 1.0%.
6.0%
5.0
4.0
3.0
2.0
1.0
0
Bank of England
ECB
Fed
2008
2009
2010
2011
Sources: European Central Bank; Bank of England; U.S. Federal Reserve

SOURCE: THE WALL STREET JOURNAL, DECEMBER 9, 2011

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

JAPAN'S EXPORTS HAVE DECLINED



Japanese trade balance
12-month running sum (¥tn)
12
10
8
6
4
2
0
-2
2005
07
09
11
Source: Thomson Reuters Datastream
Yen against the dollar
¥ per $
70
80
90
100
110
120
130
2005
07
09
11
Large manufacturers' business conditions*
% balance
20
0
-20
-40
-60
2005
07
09
11
* Tankan survey
Imports and exports
11.4%
Imports
Exports
4.5%

SOURCE: FINANCIAL TIMES, DECEMBER 22, 2011

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EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ACTIVITY HAS BEEN SLOWING IN CHINA


China NBS MFG PMI (Headline)
NBS, As Reported
Diffusion Index
60
55
50
45
40
Latest Dec: 50.3
2005-10 Average: 53.4
2005
2006
2007
2008
2009
2010
2011
2012
detraszheim@isigrp.com
ISI Group

SOURCE: ISI GROUP, JANUARY 3, 2012

G:\Support\Exhibits\E-12/11

Exhibit Q

■ Sit Investment Associates ■

China's Exports Have Not Experienced A Slowdown Similar to 2008


China exports by destination
% YoY
60
45
30
15
0
-15
-30
2007
2008
2009
2010
2011
EU
US
Japan
Emerging Asia
Source: CEIC, China Customs and BofA Merrill Lynch Global Research

Source: Bank of America/Merrill Lynch, December 29, 2011

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

EFFORTS TO CONTROL INFLATION APPEAR TO BE WORKING



CPI
(%)
food CPI yoy
Non-food CPI yoy
CPI
25
20
15
10
5
0
(5)
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11

SOURCE: DBS VICKERS SECURITIES, DECEMBER 15, 2011

Exhibit S

■ Sit Investment Associates ■

Property Market Inventories Have Been Rising



Inventory time
100
80
60
40
20
0
weeks
Tier 1
Tier 2
9 City
2009 avg: 30 w ks
2010 avg: 38 w ks
2011 avg: 52 w ks
Jan-09
Jun-09
Nov-09
Apr-10
Sep-10
Feb-11
Jul-11
Dec-11
Source: CREIS, BofA Merrill Lynch Global Research

Source: Bank of America / Merrill Lynch, January 5, 2012

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EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

THE PEOPLE'S BANK OF CHINA CUT THE RESERVE RATIO FOR THE FIRST TIME IN ALMOST THREE YEARS



China Required Reserve Ratios
For Large Depository Institutions
Percent
24
20
16
12
8
4
0
21.0% starting Dec 5
12th hike to peak, 21.5% effective on Jun
First hike on Jan 20, 2010
+50bps on 11/16
+50bps on 11/29
+50bps on 12/20
+50bps on 1/20
+50bps on 2/24
+50bps on 3/25
+50bps on 4/21
+50bps on 5/18
+50bps on 6/20
-50bps on 12/5
Effective on clients' margin deposits since Sep 2011
2005
2006
2007
2008
2009
2010
2011
2012
Source: People's Bank of China, Bloomberg
dstraszheim@isigrp.com
ISI Group

SOURCE: ISI GROUP, JANUARY 9, 2012

Exhibit U

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples

Data through December 31, 2011



29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
P/E Ratio
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10

Note: Operating EPS used to calculate P/E after 12/84, last month CPI is estimated. The current valuation is based on 2011 est. operating EPS of $97.05

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

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Exhibit V

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield



Data through December 31, 2011
S&P Earnings Yield →
← 10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

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EXHIBIT W

■ SIT INVESTMENT ASSOCIATES ■

LARGE, MEDIUM, AND SMALL CAP 6-MONTH PRICE MOMENTUM



S&P 500 6-Month Price Momentum
October: -8.1% November: -7.3% December: -4.8%
% Change



Russell Midcap 6-Month Price Momentum
October: -11.3% November: -11.5% December: -9.7%
% Change



Russell 2000 6-Month Price Momentum
October: -14.4% November: -13.1% December: -10.5%
% Change



NASDAQ OTC 6-Month Price Momentum
October: -6.6% November: -7.6% December: -6.1%
% Change

SOURCE: FACTSET RESERACH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

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EXHIBIT X

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

DECEMBER 31, 2011

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2011 Projected Gain	+22.2%	+30.0%	+31.5%	+14.3%	+27.1%	+18.5%
2012 Projected Gain	+12.0%	+13.8%	+23.1%	+11.5%	+13.8%	+11.3%
5-Year Projected Growth	+12.9%	+15.7%	+18.3%	+10.0%	+13.3%	+10.9%
Dividend Yield						
Total Fund	+1.9%	+0.9%	+0.6%	+2.9%	+1.6%	+2.2%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.7%	+16.6%	+18.9%	+12.7%	+14.9%	+13.0%
Wtd Avg Price/Earnings Ratio [1]						
2011 Calendar P/E	16.7x	20.0x	24.5x	13.4x	18.4x	18.1x
2012 Calendar P/E	14.4x	17.0x	20.2x	11.9x	15.5x	13.6x
Median Price/Earnings Ratio [1]						
2011 Calendar P/E	14.3x	17.0x	17.9x	12.8x	15.6x	14.2x
2012 Calendar P/E	12.5x	14.2x	14.6x	11.4x	13.5x	12.4x
Average P/E-to-5-Year Earnings Growth Ratio						
2011 Calendar PEG	1.4x	1.3x	1.3x	1.5x	1.4x	1.7x
2012 Calendar PEG	1.2x	1.1x	1.1x	1.4x	1.3x	1.5x
Wtd Avg Mkt Cap ($ Million)	$80,585	$11,053	$4,079	$70,026	$96,415	$96,519

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

SOURCE: FACTSET RESEARCH SYSTEMS, RUSSELL INVESTMENTS AND SIT INVESTMENT ASSOCIATES, INC.

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Exhibit Y

■ Sit Investment Associates ■

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	11.7	9.5	9.2	11.3	11.2	10.8
Post 1990 Average	16.2	14.2	12.6	32.3	13.9	16.4
Discount/Premium	*-27.8%*	*-33.1%*	*-27.0%*	*-65.0%*	*-19.4%*	*-34.1%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	7.9	6.0	6.0	6.0	7.8	6.9
Post 1990 Average	9.7	6.8	7.7	9.5	8.8	8.7
Discount/Premium	*-18.6%*	*-11.8%*	*-22.1%*	*-36.8%*	*-11.4%*	*-20.7%*

Source: Nomura International PLC, Europe, January 2, 2012

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